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Attention:	Stephany Yang
Anne McConnell
Erin Donahue
Asia Timmons-Pierce

Re:	Above Food Ingredients Inc.
Amendment No. 4 to Registration Statement on Form F-4
Filed April 2, 2024
File No. 333-275005

Ladies and Gentlemen:

This letter is sent on behalf of Above Food Ingredients Inc. (the “Company”) in response to the comment of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated April 4, 2024 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 5 to the Registration Statement on Form F-4 (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the heading and number of the Company’s response set forth below corresponds to the heading and number in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to the Company’s response.

Form F-4/A filed April 2, 2024

Exhibit 5.1, page II-2

1.	We note Opinion 2 on page 4 regarding the warrants being registered. Please have counsel opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant. Please have counsel remove the assumption that the warrant agreement is a legal, valid and binding obligation of each party to it enforceable against it in accordance with its terms. Refer to Section II.B.1.f. of Staff Legal Bulletin No. 19.

April 5, 2024

Response: In response to the Staff’s comment, counsel has revised its opinion filed as Exhibit 5.1 to the Registration Statement to opine that the warrants will be a binding obligation of the Company under the law of the jurisdiction governing such warrants. Further, the Company has filed as Exhibit 4.4 to the Registration Statement the Form of Amended and Restated Warrant Indenture referenced in the opinion that will govern the warrants.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please direct any such requests or questions to Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or ryan.maierson@lw.com.

Sincerely,

/s/ Ryan J. Maierson
Ryan J. Maierson

cc:	Via E-mail
Ryan J. Maierson, Esq.
Ryan J. Lynch, Esq.